Dear Warrant Holder:

Enclosed for your consideration are an Offer to Amend and Exchange, dated June 19, 2009 (the “Offer Memo”), and the related Instructions, Election Form and Withdrawal Form (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), in connection with the Offer by Emerald Dairy Inc., a Nevada corporation (the “Company”), for a period ending on July 24, 2009, unless extended, to the holders  of up to 7,629,476 of the Company’s outstanding warrants, originally issued in connection with the private offerings the Company consummated in October 2007, to tender such number of warrants for exchange which, in the aggregate, would represent up to an aggregate of $5,000,000 in proceeds if exercised at the applicable reduced exercise prices for shares of common stock, par value $0.001 per share (the “Common Stock”), as follows:

•	With respect to warrants having an exercise price of $0.94 per share, a holder accepting the Offer may exercise some or all of the warrants at $0.75 per share of Common Stock;

•	With respect to warrants having an exercise price of $1.50 per share, a holder accepting the Offer may exercise some or all of the warrants at $1.20 per share of Common Stock;

•	With respect to warrants having an exercise price of $1.63 per share, a holder accepting the Offer may exercise some or all of the warrants at $1.30 per share of Common Stock;

•	With respect to warrants having an exercise price of $2.04 per share, a holder accepting the Offer may exercise some or all of the warrants at $1.63 per share of Common Stock; and

•	With respect to warrants having an exercise price of $3.26 per share, a holder accepting the Offer may exercise some or all of the warrants at $1.63 per share of Common Stock.

The purpose of this Offer is to encourage the exercise of the eligible warrants in order to raise additional capital.  We intend to apply the proceeds toward the cost of completing the constructing and equipping of our new production facility in Hailun City, Heilongjiang Province, PRC, which we believe will enable us to produce an additional 9,000 tons of milk powder annually.  However, we will retain broad discretion over the use of the net proceeds and may use the money for other corporate purposes.

If a holder of eligible warrants accepts the offer, the exercise price for the tendered warrants must be paid in cash.  No cashless exercise will be permitted at these discounted exercise prices.

The Company will accept up to an aggregate of $5,000,000 in connection with tender of eligible warrants and the exercise of amended warrants at reduced exercise prices in connection with this Offer, on the terms and subject to the conditions of the Offer, including its proration provisions, "odd lot" provisions and conditional tender provisions.  On the terms and subject to the conditions of the Offer, if eligible warrants are properly tendered at reduced exercise prices representing an aggregate of greater than $5,000,000, and are not properly withdrawn prior to the expiration date for this Offer to Amend and Exchange, the Company will accept eligible warrants first, from all holders of "odd lots" of less than 100 warrants (an "Odd Lot Holder") who properly tender all of their eligible warrants and do not properly withdraw them before the expiration date for the Offer, second, on a pro rata basis (except for warrant holders who tendered warrants conditionally if the condition was not satisfied), and third, if necessary to permit us to accept $5,000,000 of proceeds, from warrant holders who have conditionally tendered warrants and do not properly withdraw them (if the condition was not initially satisfied) by random lot, to the extent feasible.  See Sections 2, 3 and 4 of the Offer to Amend and Exchange.

The Company reserves the right, in its sole discretion, to accept more than $5,000,000 in proceeds pursuant to the Offer, subject to applicable law.

WARRANTS WHICH ARE NOT TENDERED WILL RETAIN THEIR CURRENT TERMS.

The Company will return warrants not accepted because of proration provisions or conditional tenders to the tendering warrant holders at the Company's expense promptly after the Offer expires. See Sections 2 and 3 of the Offer to Amend and Exchange

Investing in the Company’s securities involves a high degree of risk.  See “CERTAIN RISKS OF PARTICIPATING IN OUR OFFER” in the enclosed Offer to Amend and Exchange for a discussion of information that you should consider before tendering warrants in this Offer.  You should read the Offer to Amend and Exchange carefully before deciding whether or not to exercise any of your eligible warrants.

The Company’s Board of Directors has approved the Offer.  However, neither the Company’s management nor its Board of Directors, officers, or employees makes any recommendation to any warrant holder as to whether to exercise or refrain from exercising any eligible warrants.  The Company has not authorized any person to make any recommendation.  You should carefully evaluate all information regarding the Offer and should consult your own investment and tax advisors to determine whether you want to exercise your eligible warrants and, if so, how many warrants to exercise.  In doing so, you should read carefully the information in the Offer to Amend and Exchange and other Offer documents.

IT IS THE COMPANY’S CURRENT INTENT NOT TO CONDUCT ANOTHER OFFER TO PROMOTE THE EARLY EXERCISE OF THE WARRANTS, BUT THE COMPANY RESERVES THE RIGHT TO DO SO IN THE FUTURE.

The Offer is being made solely under the Offer to Amend and Exchange and the related Election Form (together with any amendment or supplement thereto).

WE ARE MAKING THIS OFFER ONLY TO “ACCREDITED INVESTORS,” AS DEFINED UNDER RULE 501(A) OF REGULATION D OF THE SECURITIES ACT OF 1933.  WE ARE NOT MAKING THE OFFER TO, NOR WILL WE ACCEPT ANY TENDER OF WARRANTS FROM OR ON BEHALF OF, HOLDERS OF WARRANTS IN ANY JURISDICTION IN WHICH THE OFFER OR THE ACCEPTANCE OF ANY TENDER OF WARRANTS WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, WE MAY, AT OUR DISCRETION, TAKE ANY ACTIONS NECESSARY FOR US TO MAKE THE OFFER TO HOLDERS OF WARRANTS IN ANY SUCH JURISDICTION.

Please note the following:

1.
The Offer is for up to an aggregate of $5,000,000 of proceeds to be received upon exercise of the amended warrants received in exchange for existing warrants properly tendered and accepted by the Company in the Offer.

2.
The Offer is not conditioned on any minimum number of eligible warrants being tendered and is not conditioned upon any required financing. The Offer is, however, subject to certain other conditions set forth in Section 8 of the Offer to Amend and Exchange.

3.	You should consult with your broker or other financial or tax advisor on the possibility of designating the priority in which your eligible warrants will be accepted in the event of proration.

4.
If you are an Odd Lot Holder and you instruct us to tender on your behalf all of the eligible warrants that you own before the expiration date and check the box captioned "Odd Lots" on the Election Form, the Company, on the terms and subject to the conditions of the Offer, will accept all such warrants for exchange before proration, if any, of the acceptance of other warrants properly tendered and not properly withdrawn.

5.
If you wish to condition your tender upon the acceptance of all eligible warrants you tendered, or upon the Company's acceptance of a specified minimum number of the eligible warrants which you tendered, you may elect to do so and thereby avoid possible proration of your tender.  The Company's acceptance of warrants from all tenders which are so conditioned, to the extent necessary, will be determined by random lot.  To elect such a condition, complete the section captioned "Conditional Tender" in the Election Form

6.	The Offer, withdrawal rights and proration period will expire at 12:00 Midnight, Eastern Time, on July 24, 2009, unless the Company extends the Offer.

You may tender some or all of your eligible warrants. Please follow the instructions in this document and the related documents, including the accompanying Instructions, to properly submit your warrants.

Your prompt action is requested.  If you wish to participate in the Offer, your Election Form should be forwarded in ample time before the expiration date of the Offer to Computershare Inc., 250 Royall Street, Canton, MA 02021.  Please note that delivery of your Election Form by facsimile will not be accepted.

Please note that the Offer, proration period and withdrawal rights will expire at 12:00 Midnight, Eastern Time, on July 24, 2009, unless the Offer is extended.

Any questions concerning this Offer to Amend and Exchange, or any other document accompanying or referred to in the Offer to Amend and Exchange, or to request additional copies of any such documents, may be directed to Computershare at (800) 546-5141.

Very truly yours,

Emerald Dairy Inc.